Exhibit 3.4

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

LAPIS TECHNOLOGIES, INC.

Pursuant to Section 242 of the Delaware General Corporation Law

IT IS HEREBY CERTIFIED THAT:

1. The name of the corporation (hereinafter called the “corporation”) is Lapis Technologies, Inc.

2. The certificate of incorporation of the corporation is hereby amended by striking out Article First thereof and by substituting in lieu of said Article the following new Article:

“FIRST: The name of the corporation (hereinafter called the “corporation”) is Micronet Enertec Technologies, Inc.”

3. A new second paragraph of Article IV of the Certificate of Incorporation of the Corporation is hereby added to read as follows:

“Upon this Certificate of Amendment becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Date”), the Corporation shall implement a reverse stock split of its Common Stock (the “Reverse Split”), whereby every two (2) shares of Common Stock issued and outstanding of record immediately prior to the Effective Date (the “Old Common Stock”) shall be automatically reclassified as, and converted into, one (1) share of Common Stock (the “New Common Stock”).

Notwithstanding the provisions of the foregoing paragraph, no fractional shares of New Common Stock shall be issued in connection with the Reverse Split. In lieu of receipt of fractional shares in the Reverse Split, each holder shall receive an amount in cash equal to the product of (i) the fractional share of New Common Stock that a holder would otherwise be entitled to, multiplied by (ii) a price determined by the Board in its discretion as the fair market value per share of New Common Stock on the business day prior to the effective date of this Certificate of Amendment.

Each stock certificate that immediately prior to the Effective Date represented shares of Old Common Stock shall, from and after the Effective Date, be exchanged for a stock certificate that represents that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified; provided, however, that the Reverse Split will occur without any further action on the part of stockholders and without regard to the date or dates on which certificates formerly representing shares of Old Common Stock are physically surrendered. Upon the consummation of the Reverse Split, each certificate formerly representing shares of Old Common Stock, until surrendered and exchanged for certificates representing shares of New Common Stock, will be deemed for all corporate purposes to evidence ownership of the resulting number of shares of New Common Stock.”

4. The amendment of the Certificate of Incorporation effected by this Certificate was duly authorized by the Board of Directors of the Corporation and the stockholders entitled to vote thereon by written consent in accordance with the provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

[signature page follows]

IN WITNESS WHEREOF, said Lapis Technologies, Inc. has caused this Certificate of Amendment to be signed by David Lucatz, its President and Chief Executive Officer, this 14th day of March, 2013.

LAPIS TECHNOLOGIES, INC.

By:	/s/David Lucatz
	Name:	David Lucatz
	Title:	President and CEO